SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of NOVEMBER , 2003.
                                          ----------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   November 26, 2003                   By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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NEWS RELEASE                                                   November 26, 2003

                       DRILLING AT IMA'S NAVIDAD DISCOVERY
                                  NOW UNDERWAY

IMA Exploration Inc. (IMR:TSX-V) is pleased to announce the Phase I core drilling program has commenced on its 100% owned Navidad Project in Patagonia, Argentina. The first drill hole is now underway at Navidad Hill targeting the bonanza grade silver-copper-lead mineralization.

The drilling will range in depth from approximately 100 to 250 metres and the initial targets will include Navidad Hill and the galena matrix breccia and carapace breccia on Galena Hill. Portions of the large chargeability anomaly, which correlates with mapped galena matrix breccia at Galena Hill, will also be tested. Assay results from the 3,500 metre, Phase I drill program will be released in batches of several drill holes each and a follow-up Phase II drill program will be planned based on the results of Phase I.

NAVIDAD HILL TARGET - SURFACE RESULTS (previously announced)

     Bonanza Grade Structures: 162 oz/t silver (5,546 g/t), 3.8% copper and 9.8% lead over a cumulative strike length of 636 metres (m).

     Carapace Breccia: 110.5 oz/t silver (3,785 g/t), 3.7% copper in three areas measuring 150 x 50m, 25 x 20m and 20 x 18m.

GALENA HILL TARGET - SURFACE RESULTS (previously announced)

     Carapace Breccia: 64.9 oz/t silver (2,222 g/t), 0.84% copper, and 2.9% lead in two areas measuring 118 x 46m and 55 x 16m.

     Galena Matrix Breccia: 4.3 oz/t silver (147 g/t) and 7.69% lead in an area measuring 475 x 90m. The excellent correlation of the geological and geophysical data at Galena Hill highlights the potential for a large bulk-tonnage silver-lead+/-copper deposit.

Drill core samples will be analyzed for silver and gold by fire assay and copper, lead, and additional elements by ICP-ORE at Alex Stewart (Assayers) Argentina, S.A. Alex Stewart is part of a large international organization serving the mineral industry in exploration, environmental, and production analytical work. Dr. Barry Smee, P.Geo. has audited Alex Stewart's facilities in Mendoza, Argentina on behalf of the Company and found that the laboratory complies with NI 43-101 requirements. All sampling and sample security will be overseen by Dr. Paul Lhotka, P.Geo., IMA's Independent Qualified Person for the Navidad Project. Quality assurance and quality control procedures to be used by the Company include approximately 13.5% duplicate, blank, and standard samples. In addition, approximately 5% of samples will be reanalyzed by ALS Chemex, providing a further check on the quality of sample data. For additional information on the Company's QA/QC procedures, please review the material posted at www.imaexploration.com in the Navidad property section.

IMA Exploration Inc. has over $4,000,000 in its treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2003 Number 31
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